                                                             OMB APPROVAL
                                                      OMB NUMBER:     3235-0145
                                                      EXPIRES:  AUGUST 31, 1999
                                                      ESTIMATED AVERAGE BURDEN
                                                      HOURS PER RESPONSE..14.90

                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*


                        Chicago Pizza & Brewery, Inc.
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                               (Name of Issuer)

                         Common Stock, no par value
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                        (Title of Class of Securities)

                                  167889104
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                               (CUSIP Number)

                              Gary S. Mendoza
                             Riordan & McKinzie
                    300 South Grand Avenue, Suite 2900
                           Los Angeles, CA  90071
                              (213) 629-4824
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         (Name, Address and Telephone Number of Person Authorized
                to Receive Notices and Communications)

                                May 27, 1999
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           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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CUSIP No.  167889104
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1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    Alex Meruelo; La Pizza Loca, Inc.; 95-4238101
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2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)  X
    (b)
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)
    PF (for Alex Meruelo);
    WC (for La Pizza Loca, Inc.)
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5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)
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6.  Citizenship or Place of Organization
    Alex Meruelo, USA citizen La Pizza Loca, Inc., Calif. corporation
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Number of         (7) Sole Voting  Alex Meruelo--525,000 shares
Shares                Power        La Pizza Loca, Inc.--0 shares
Beneficially      -------------------------------------------------------------
Owned by          (8)  Shared Voting  Alex Meruelo--341,000 shares
Each Reporting         Power          La Pizza Loca, Inc.--341,000 shares
Person With       -------------------------------------------------------------
                  (9) Sole Dispositive  Alex Meruelo--525,000 shares
                      Power             La Pizza Loca, Inc.--0 shares
                  -------------------------------------------------------------
                  (10) Shared Dispositive  Alex Meruelo--341,000 shares
                       Power               La Pizza Loca, Inc.--341,000 shares
-------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     Alex Meruelo--866,000 shares; La Pizza Loca--341,000 shares;
     all members of Group defined in Item 4 collectively own 1,131,200 shares
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
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13.  Percent of Class Represented by Amount in Row (11)11.3%;
     14.77% for all members of Group described in Item 5
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14.  Type of Reporting Person (See Instructions)
     Alex Meruelo--IN; La Pizza Loca, Inc.--CO
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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date             June 1, 1999                   June 1, 1999
Signature        /s/ ALEX MERUELO               /s/ ALEX MERUELO
Name/Title       Alex Meruelo                   Alex Meruelo, President,
                                                La Pizza Loca, Inc.

                                       2
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 Attention:  Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001)

                                       3
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                           STATEMENT ON SCHEDULE 13D

This Amendment No. 4 amends and supplements the Statement on Schedule 13D dated December 14, 1998, as amended by Amendment No. 1 thereto dated January 5, 1999, Amendment No. 2 thereto dated February 18, 1999 and Amendment No. 3 thereto dated April 2, 1999 and filed by Alex Meruelo, an individual and United States citizen ("Meruelo"), and La Pizza Loca, Inc., a California corporation ("La Pizza Loca") relating to the shares of Common Stock, no par value (the "Common Stock") of Chicago Pizza & Brewery, Inc., a California corporation (the "Company"). Capitalized terms used herein without definition have the same meaning as those ascribed to them in the initial filing.

ITEM 4 PURPOSE OF THE TRANSACTION

Item 4 is hereby amended to add the following:

Meruelo, La Pizza Loca, Aaron Landon, an individual and United States citizen, Stephen R. Miraglia, an individual and United States citizen and Blake Miraglia, an individual and United States citizen (collectively referred to in this Statement as the "Group") have decided to work together to enhance shareholder value in the Company. To that end, the Group seeks to elect at least one member to the Company's Board of Directors who is independent of management and has significant restaurant industry experience. The members of the Group also have a strong preference for nominees to the Board that hold a significant ownership interest in the Company. In this regard, the Group supports Meruelo's prior nomination of Meruelo and Raymond Perry to the Company's Board of Directors. Although each member of the Group retains the right to vote the shares held by such member individually and in that member's own interest, each of the members of the Group currently intends to vote their respective shares in favor of one or both of Messrs. Meruelo and Perry.

In connection with this decision, the Group filed a Statement on Schedule 13D with the Securities and Exchange Commission of June 1, 1999 (the "Group 13D"). The Group 13D is attached to this Statement as Exhibit 10.

ITEM 5 INTEREST IN THE SECURITIES OF THE ISSUER

Item 5 is hereby amended to add the following:

Pursuant to the joint filing agreement attached as Exhibit 1 to the Group 13D, the Group may be deemed to have shared voting power over the 1,131,200 shares of Common Stock of the Company, constituting approximately 14.77% of the Common Stock. By reason of the provisions of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the Group may be deemed to own beneficially the 1,131,200 shares of Common Stock owned by the members individually, which, in the aggregate constitute approximately 14.77% of the Common Stock. The formation of the Group has not altered the rights that each member of the Group has to vote or dispose of shares of Common Stock beneficially owned by such member. Each of the members of the Group retains the power to vote and dispose of shares of Common Stock owned by such member prior to the formation of the Group and has disclaimed beneficial ownership of any portion of the shares of Common Stock held by any other member of the Group.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended to add the following:

In addition to the members of the Group, one other shareholder, holding a total of 45,000 shares of Common Stock of the Company has indicated his support for the efforts of the Group but has not executed the joint filing statement attached to this Statement as Exhibit 1 and formally agreed to be a member of the Group. Except as contemplated by this Statement and in the Group 13D, neither Meruelo nor La Pizza Loca has entered into any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company.

                                       4

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ITEM 7 MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended to add the following:

    See Exhibits 9 and 10 attached hereto.

                                       5